04002716

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patapsco Securities, Inc d/b/a Chapin, Davis

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 200
(No. and Street)

Baltimore (City) Maryland (State) 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leigh Moffit (410) 435-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5 (Address) Hunt Valley (City) Maryland (State) 21031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R Bruce Alderman, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patapsco Securities, Inc. d/b/a Chapin, Davis, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

INDEX

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Patapsco Securities, Inc.
D/B/A Chapin Davis:

We have audited the accompanying statement of financial condition of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2003 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hunt Valley, Maryland
January 28, 2004

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
CURRENT ASSETS:	
Cash	$ 69,404
Commissions from affiliate	1,744
Tax refund receivable	2,888
Securities owned:	
Marketable, at market value	1,018,494
Not readily marketable, at estimated fair value	4,300
Deposits with clearing organizations	50,000
Prepaid expenses	15,498
TOTAL CURRENT ASSETS	1,162,328
EQUIPMENT AND FURNITURE, at cost less accumulated depreciation of $172,464	18,625
TOTAL ASSETS	1,180,953
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 165,770
Payable to clearing organization	16,342
Income tax payable	121,173
Current portion of capital lease obligation	1,842
TOTAL CURRENT LIABILITIES	305,127
LONG TERM CAPITAL LEASE OBLIGATIONS, excluding current portion	---
STOCKHOLDERS' EQUITY:	
Common stock, $.10 par value: 200,000 shares authorized; 135,000 shares outstanding	13,500
Paid in capital	361,950
Retained Earnings	1,469,303
Less Treasury Stock-88,300 shares at cost	(968,927)
TOTAL STOCKHOLDERS' EQUITY	875,826
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,180,953

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF INCOME
For the Year Ended December 31, 2003

Revenues:	
Commission	$2,190,073
Principal transactions	226,189
Interest	128,464
Investment advisory fees	204,729
Other	74,552
	2,824,007
Expenses:	
Compensation and benefits	1,859,475
Floor brokerage and clearing fees	197,021
Communications	39,410
Interest	561
Occupancy and equipment rental	253,241
Other	158,188
	2,507,896
Income before income taxes	316,111
Provision for income tax	121,168
Net income	$ 194,943

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance January 1, 2003	$ 13,500	$ 361,950	$1,274,360	($ 968,927)	$ 680,883
Net income			194,943		194,943
Balance December 31, 2003	$ 13,500	$ 361,950	$1,469,303	($ 968,927)	$ 875,826

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CASH FLOWS
for the year ended December 31, 2003

Cash flows from operating activities:	
Net income	$194,943
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	30,774
(Increase) decrease in operating assets:	
Receivable from clearing organizations	160,918
Commission receivable from affiliate	(1,744)
Securities owned, net	(544,555)
Income tax refunds receivable	86,697
Prepaid Expenses	(2,840)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	49,607
Payable to clearing organizations	(29,744)
Income taxes payable	121,173
Net cash provided by operating activities	65,229
Cash flows from investing activities:	
Purchase of office equipment	(25,517)
Net cash used in investing activities	(25,517)
Cash flows from financing activities:	
Payments of long term capital lease obligation	(1,846)
Net cash provided by financing activities	(1,846)
Net increase in cash	37,866
Cash at January 1, 2003	31,538
Cash at December 31, 2003	$ 69,404

Supplemental cash flow disclosures:

Cash payments for:	
Interest payments	$ 893
Income tax payments	--

The accompanying notes are an integral part of these financial statements.

1. <u>Operations of the Company:</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company was incorporated in Maryland on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co., via an Asset Purchase Agreement.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

The Company forwards all securities transactions to a Company owned by Bank of New York which carries and clears such transactions for the Company on a fully disclosed basis. Prior to July 9, 2003, the Company utilized the services of BNY Clearing Securities LLL (BNY). Staring on July 9, 2003 the Company utilized the services of Pershing LLC which was acquired by Bank of New York during 2003 which took over the operations of BNY.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require Management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. <u>Summary of Significant Accounting Policies:</u>

A. <u>Security Transactions</u>

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis. The Company maintained two types of accounts at BNY. One type primarily records the Company's trading activities for its own investments. The transactions associated with these accounts are recorded on a settlement day basis which does not differ materially from a trade date basis. The other type of accounts primarily records the Company's trading activities for investments that the Company plans to sell to customers. The transactions associated with

A. Security Transactions - continued

these accounts are recorded on a trade date basis. All securities owned or sold not yet purchased are valued at market.

Starting on July 9, 2003 through Pershing LLC the Company maintains only one type of account and records all transactions on a settlement date basis.

B. Investment Advisory Income

Investment advisory fees are received quarterly and recognized when received.

C. Office Equipment

Office equipment is recorded at cost - $191,089, net of accumulated depreciation of $172,464 at December 31, 2003. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held in cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Commissions Receivable

Commission receivable are monies due to the Company from Allegheny Insurance, a wholly owned subsidiary, from commissions earned from insurance products sold through Allegheny Insurance.

H. Related Party - Commissions Earned

Commissions earned by the Company from Allegheny Insurance for 2003 totaled $32,110. This amount represents commissions earned on insurance products sold through Allegheny Insurance, a wholly owned subsidiary.

I. Allowance for Bad Debts

The Company uses the Direct Write-off Method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

3. Payables from Clearing Organizations

Amounts payable to clearing organizations at December 31, 2003 represents amounts overpaid in error to the Company on securities purchased. It was repaid in January 2004.

4. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values, as illustrated below. These securities are available for sale. The Company does not own any securities it plans to hold until maturity.

	Owned
Corporate stocks and money market investments	$ 991,439
Federal Government obligations	1,756
State Government obligations	5,049
Corporate obligations	20,250
Total	$1,018,494

5. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company funded $6,352 to the Plan for the year ended December 31, 2003, which were matching contributions.

6. Income Taxes

The component of income tax expense are Federal tax of $98,860 and State tax of $22,307, respectively. The difference between the Company's effective tax rate and the normal statuary rate is primarily attributed to the effect of the graduated tax bracket.

7. Lease Commitments

The Company leases its offices under a noncancelable operating lease expiring in 2008. At December 31, 2003, the aggregate future minimum commitment under the noncancelable operating lease are as follows:

Year ended December 31:

2004	$105,000
2005	107,000
2006	110,000
2007	113,000
2008	116,000
TOTAL	$551,000

The Company leases certain equipment under a capital lease. The economic substance of this lease is that the Company is financing the acquisition of the equipment through the lease and accordingly the equipment is recorded as an asset and the lease is recorded as a liability.

7. Lease Commitments - Continued

The equipment under the capital lease and included in equipment and furniture is recorded at a value of $8,128 and is fully depreciated.

Future minimum lease payments under the capital lease are as follows:

Year ended December 31, 2004	$ 2,005
Less: Amount representing interest (at rate of 19.58%)	163
Present value of minimum lease payment	$ 1,842

8. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks depositories or clearing organizations are unable to fulfill contractual obligations.
In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has concentrated its credit risk by maintaining deposits in Bank of America which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed by any significant credit risk to cash.

9. Stock Options

As of December 31, 2003, there is a nonstatutory stock option agreement with a key employee which allows the employee to purchase 5,000 shares at $12.18 per share. This option expires in December, 2006.

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2003, the Company's net capital was $794,391 which exceeded the capital requirements of $100,000 by $694,391 and its net capital ratio was 0.38 to 1.

Schedule I

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 875,826
Deduct:	
Stockholders' equity not allowable for net capital	----
Total stockholders' equity qualified for net capital	875,826
Deductions and/or charges:	
Total non-allowable assets	41,311
Net capital before haircuts on securities positions	$ 834,515

Continued

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2003

Haircuts on Securities	
Trading and investment securities:	
U.S. and Canadian Government Obligations	56
State and Municipal Government Obligations	328
Stocks and warrants	1,215
Other securities	30,247
Undue Concentration	8,278
	40,124
Net Capital	$ 794,391

Continued

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 165,770
Payable to clearing organizations	16,342
Capital obligations	1,842
Income taxes payable	121,173
Total aggregate indebtedness	$ 305,127

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 694,391
Excess net capital at 1000%	$ 763,878
Ratio: Aggregate indebtedness to net capital	0.38 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Patapsco Securities, Inc. D/B/A Chapin Davis and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2003.

Schedule III

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2003

The Company is exempt from SEC Rule 15c-3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Board of Directors
Patapsco Securities, Inc.
D/B/A/ Chapin, Davis

In planning and performing our audit of the financial statements and supplemental schedules of Patapsco Securities D/B/A Chapin Davis (the Company), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1)of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hunt Valley, Maryland
January 28, 2004

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities
and Exchange Commission)

for the year ended December 31, 2003